PRESIDIO FUNDS

11/29/2007 **NAV: 14.73** **Day Change: 0.01**

Presidio Fund: PRSDX

Presidio Fund will pay its first distribution towards the end of December 2007. The record date will be December 26, 2007.

The estimated distribution is as follows:

No Ordinary Income Distribution

No Short-Term Capital Gains Distribution

Long-Term Capital Gain Distribution of approximately $0.71 per share

This is a preliminary estimate and may change between now and the record date. A precise estimate of the amount of the distribution is not possible because the number of shares outstanding on the record date cannot be determined in advance.